210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Third Quarter 2012 Results

CALGARY, AB, November 8, 2012 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended September 30, 2012.

“We continue to make progress across the entire breadth of our clinical program and completed enrolment in multiple trials this quarter,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our near term focus remains on completing the initial follow-up on the expanded 167 patient group enrolled in the REO 018 study so that we can receive our first randomized clinical data for REOLYSIN®.”

Selected Highlights
During the quarter the Company has made a number of significant announcements:

Management

•	Appointment Dr. Alan Tuchman to the role of Chief Medical Officer and Senior Vice President, Clinical and Medical Development.

Clinical Trial Program

•
Expanded enrollment in the first stage of our Phase III head and neck cancer clinical trial (REO 18) to include 167 patients, all of whom have now been enrolled, and introduced an additional patient segregation to differentiate between patients with local recurrent disease, with or without metastases, and patients with distal metastases while maintaining the blind;

•
Reaching the primary endpoint in the first stage of a U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel (REO 021);

•	Completion of enrolment in a U.K. Phase I clinical trial using intravenously-administered REOLYSIN in combination with cyclophosphamide in patients with advanced malignancies (REO 012); and

•	Completion of enrolment in a U.S. Phase I clinical trial using intravenously-administered REOLYSIN in combination with FOLFIRI in patients with colorectal cancer (REO 022).

Since September 30, 2012, the Company also announced completion of patient enrolment in a U.S. Phase II clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced or metastatic pancreatic cancer (REO 017).

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	September 30,	December 31,
	2012 $	2011 $
Assets
Current assets
Cash and cash equivalents	26,007,318	32,918,751
Short-term investments	1,969,228	1,936,787
Accounts receivable	89,842	55,392
Prepaid expenses	592,927	721,576
Total current assets	28,659,315	35,632,506
Non-current assets
Property and equipment	426,983	392,111
Total non-current assets	426,983	392,111

Total assets	29,086,298	36,024,617
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	6,711,147	6,504,238
Total current liabilities	6,711,147	6,504,238
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2012 - 76,661,085
December 31, 2011 – 71,251,335	198,049,608	177,282,566
Warrants	3,030,519	2,653,627
Contributed surplus	20,700,110	21,142,519
Accumulated other comprehensive loss	(83,022)	(117,501)
Accumulated deficit	(199,322,064)	(171,440,832)
Total shareholders’ equity	22,375,151	29,520,379
Total liabilities and equity	29,086,298	36,024,617

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $
Expenses
Research and development	8,129,328	5,315,134	24,673,201	13,769,876
Operating	1,175,227	1,019,335	3,485,368	3,214,969
Operating loss	(9,304,555)	(6,334,469)	(28,158,569)	(16,984,845)
Write down of asset available for sale	—	—	—	(735,681)
Change in fair value of warrant liability	—	—	—	36,000
Interest	74,053	102,445	287,509	317,148
Loss before income taxes	(9,230,502)	(6,232,024)	(27,871,060)	(17,367,378)
Income tax expense	(13,400)	—	(10,172)	—
Net loss	(9,243,902)	(6,232,024)	(27,881,232)	(17,367,378)
Other comprehensive (loss) income - translation adjustment	(47,462)	(9,587)	34,479	28,744
Net comprehensive loss	(9,291,364)	(6,241,611)	(27,846,753)	(17,338,634)
Basic and diluted loss per common share	(0.12)	(0.09)	(0.37)	(0.25)
Weighted average number of shares (basic and diluted)	76,607,281	71,221,218	75,903,566	70,800,114

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2012 $	Three Month Period Ending September 30, 2011 $	Nine Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2011 $

Operating Activities
Net loss for the period	(9,243,902)	(6,232,024)	(27,881,232)	(17,367,378)
Amortization - property and equipment	26,422	21,258	83,993	68,525
Share based compensation	(121,685)	181,183	(49,489)	224,525
Change in fair value of warrant liability	—	—	—	(36,000)
Write down of asset available for sale	—	—	—	735,681
Unrealized foreign exchange loss	983	(121,391)	17,145	98,736
Net change in non-cash working capital	1,514,620	(427,319)	301,108	930,195
Cash used in operating activities	(7,823,562)	(6,578,293)	(27,528,475)	(15,345,716)
Investing Activities
Acquisition of property and equipment	(25,238)	(62,087)	(118,865)	(111,194)
Purchase of short-term investments	—	—	(32,441)	1,679,940
Cash used in investing activities	(25,238)	(62,087)	(151,306)	1,568,746
Financing Activities
Proceeds from exercise of stock options and warrants	101,750	54,985	987,219	14,793,582
Proceeds from public offering	—	—	19,763,795	—
Cash provided by financing activities	101,750	54,985	20,751,014	14,793,582
Increase in cash	(7,747,050)	(6,585,395)	(6,928,767)	1,016,612
Cash and cash equivalents, beginning of period	33,802,813	46,640,231	32,918,751	39,296,682
Impact of foreign exchange on cash and cash equivalents	(48,445)	188,466	17,334	(69,992)
Cash and cash equivalents, end of period	26,007,318	40,243,302	26,007,318	40,243,302

To view the Company's Third Quarter 2012 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials using

REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2012 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 nhurst@equicomgroup.com	Dian Griesel Inc. Tom Caden 398 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 tcaden@dgicomm.com